UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-16780

Inland Real Estate Growth Fund II, L.P.
(Exact name of registrant as specified in its charter)

2901 Butterfield Road, Oak Brook, IL 60523 (630) 218-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Limited Partnership Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) related upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:	0 *

*  This Partnership was terminated on March 26, 2002 and had no unit holders after that date. On May 15, 2002, the Partnership filed its final 10-K for the period from January 1, 2002 to March 26, 2002, the termination date.

     Pursuant to the requirements of the Securities Exchange Act of 1934 Inland Real Estate Growth Fund II, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date	September 8, 2005	By:	/s/ Kelly Tucek
Kelly Tucek, Vice President